UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

KE Holdings Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

482497 104**

(CUSIP Number)

Ever Orient International Limited

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086, People’s Republic of China

+86 10 5810 4689

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 482497 104 has been assigned to the American depositary shares (“ADSs”) of the KE Holdings Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each ADS represents three Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Ever Orient International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,940,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 181,940,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,940,525(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%. The voting power of the shares beneficially owned represent 22.5% of the total outstanding voting power. (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Represents 79,072,649 Class A ordinary shares and 102,867,876 Class B ordinary shares held by Ever Orient International Limited.

(2)     Calculation is based on a total of 3,571,100,809 issued and outstanding ordinary shares (consisting of 3,421,605,845 Class A ordinary shares and 149,494,964 Class B ordinary shares) of the Issuer as of March 31, 2024 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 24, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Data Bliss Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,940,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 181,940,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,940,525(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%. The voting power of the shares beneficially owned represent 22.5% of the total outstanding voting power. (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Represents 79,072,649 Class A ordinary shares and 102,867,876 Class B ordinary shares held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited.

(2)     Calculation is based on a total of 3,571,100,809 issued and outstanding ordinary shares (consisting of 3,421,605,845 Class A ordinary shares and 149,494,964 Class B ordinary shares) of the Issuer as of March 31, 2024 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 24, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON PENG Yongdong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,940,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 181,940,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,940,525 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%. The voting power of the shares beneficially owned represent 22.5% of the total outstanding voting power. (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Represents 79,072,649 Class A ordinary shares and 102,867,876 Class B ordinary shares held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited, which is in turn wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. PENG Yongdong (as the settlor). The beneficiaries of the discretionary trust are Mr. PENG and his family members. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. PENG may be deemed to beneficially own all of the shares held by Ever Orient International Limited.

(2)     Calculation is based on a total of 3,571,100,809 issued and outstanding ordinary shares (consisting of 3,421,605,845 Class A ordinary shares and 149,494,964 Class B ordinary shares) of the Issuer as of March 31, 2024 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 24, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.00002 per share, of the Issuer, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs of the Issuer, each representing three Class A ordinary shares, are listed on the New York Stock Exchange under the symbol “BEKE.” The principal executive offices of the Issuer are located at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People’s Republic of China.

Item 2. Identity and Background.

(a): This Schedule 13D is being filed jointly by Mr. PENG Yongdong, Data Bliss Limited, and Ever Orient International Limited (together, the “Reporting Persons,” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

(b), (c) and (f):

Ever Orient International Limited is a company incorporated in the British Virgin Islands whose registered office address is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands, and is wholly owned by Data Bliss Limited. Ever Orient International Limited is principally an investment holding vehicle.

Data Bliss Limited is a company incorporated in the British Virgin Islands whose registered office address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and is wholly owned by ARK Trust (Hong Kong) Limited. ARK Trust (Hong Kong) Limited is acting as the trustee of a discretionary trust established by Mr. PENG Yongdong (as the settlor). The beneficiaries of the discretionary trust are Mr. PENG and his family members. Data Bliss Limited is principally an investment holding vehicle.

Mr. PENG Yongdong is a citizen of the People’s Republic of China and the chairman of the board of directors and chief executive officer of the Issuer. The business address of Mr. PENG is Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People’s Republic of China.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Upon the Issuer’ initial public offering and listing on the New York Stock Exchange on August 13, 2020, Mr. PENG Yongdong beneficially owned 110,116,275 Class A ordinary shares of the Issuer, which were acquired through share-based awards. On November 8, 2021, these 110,116,275 Class A ordinary shares were re-designated and re-classified as Class B ordinary shares of the Issuer as approved by the Issuer’s shareholders at its extraordinary general meeting. On May 4, 2022, the Issuer granted a total of 71,824,250 restricted shares under its 2022 Global Share Incentive Plan to Mr. PENG, which were vested as Class A ordinary shares on the same date and are subject to further restrictions on transfer and dividend rights. Ever Orient International Limited is the record holder of these 181,940,525 ordinary shares. Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended and supplemented (the “Hong Kong Listing Rules”), certain Class B ordinary shares owned by Ever Orient International Limited were converted to the same number of Class A ordinary shares proportionately in connection with the Issuer’s share purchases pursuant to its share repurchase program and cancellation of the repurchased shares. The cancellation of the repurchased shares from time to time also reduced the total number of issued and outstanding ordinary shares of the Issuer, which resulted in the increase of the shareholding percentage of the Reporting Persons to become more than 5% despite that the number of ordinary shares the Reporting Persons beneficially own remained unchanged.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for long-term investment purposes. The Reporting Persons review its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may acquire additional securities, make investment arrangements with respect to the securities beneficially owned, or to continue to hold its existing position in the securities, all in compliance with applicable requirements and restrictions. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 3,571,100,809 issued and outstanding ordinary shares (consisting of 3,421,605,845 Class A ordinary shares and 149,494,964 Class B ordinary shares) of the Issuer as of March 31, 2024 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 24, 2024. Each holder of Class A ordinary shares of the Issuer is entitled to one vote per share and each holder of Class B ordinary shares of the Issuer is entitled to ten votes per share, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires the reserved matters to be voted on a one vote per share basis. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

The shares beneficially owned by each of the Reporting Persons represent approximately 5.1% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 22.5% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

(c): On May 22, 2024, upon cancellation of certain Class A ordinary shares converted from the ADSs repurchased by the Issuer, 1,390,855 Class B ordinary shares held by Ever Orient International Limited were simultaneously converted to the same number of Class A ordinary shares proportionately. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated May 30, 2024 by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024

PENG Yongdong

By:	/s/ PENG Yongdong

Data Bliss Limited

By:	/s/ Helm Management Limited
Name: Helm Management Limited
Title: Director

Ever Orient International Limited

By:	/s/ PENG Yongdong
Name: PENG Yongdong
Title: Director